FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the Month of January 2003
                        Commission File Number: 333-43061

                      DANONE WATERS OF NORTH AMERICA INC./
                     LES EAUX DANONE D'AMERIQUE DU NORD INC.
                      (Successor by way of amalgamation to
                    SPARKLING SPRING WATER HOLDINGS LIMITED)
                      (Successor by way of amalgamation to
                      SPARKLING SPRING WATER GROUP LIMITED)
                              (Name of Registrant)

                            1200 Britannia Road East
                              Mississauga, Ontario
                                 L4W 4T5 CANADA
                    (Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  Form 20-F   X               Form 40-F
                             ---                        ---
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                             Yes           No X
                                 ---         ---
(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____)

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                                   SIGNATURES



     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date:  January 31, 2003                   By:      /s/ Laurent Leriche
                                             -----------------------------
                                             Name:   Laurent Leriche
                                             Title:  Vice President




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                              Form 6-K Exhibit List

Exhibit No.:

1. Press Release dated January 27, 2003 referenced as "Sparkling Spring Water Group Limited Announces Redemption of its Senior Subordinated Notes due 2007."

2. Press Release dated January 27, 2003 referenced as "Sparkling Springs Water Holdings Limited Announces Closing of Sale to Groupe Danone."


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                                                                       Exhibit 1



Sparkling Spring Water Group Limited Announces Redemption of Its Senior Subordinated Notes Due 2007

     DARTMOUTH, Nova Scotia, Jan. 27/PRNewswire/ -- Sparkling Spring Water Group Limited ("SSW Group" or "the Company"), announced today the call for redemption on February 26, 2003 of all of its outstanding 11 1/2% Senior Subordinated Notes due 2007. Notes in an aggregate principal amount of approximately $81.1 million are currently outstanding.

     The redemption price of the notes is $1,057.50 per $1,000.00 principal amount of the notes plus accrued and unpaid interest to but not including the redemption date.

     The redemption related to the Company's notes will be handled by Deutsche Bank Trust Company Americas, as Trustee. A notice of redemption has been mailed to holders of the notes setting forth information regarding, among other things, the method for surrendering the notes.

     Sparkling Spring Water Holdings Limited, parent of Sparkling Spring Water Group Limited, announced earlier today that it had closed on the sale of all of its outstanding stock to Group Danone.

     SSW Holdings is a leading producer and distributor of bottled water to the home and office segment and serves approximately 270,000 customer locations. SSW Holdings does business as "Nature Springs" in England, "Water at Work" in Scotland, "Mardeau" and "Sun Spring" in the Netherlands, "Sparkling Springs" in the Atlantic Provinces of Canada, "Canadian Springs," and "Polaris" in British Columbia, Canada, "Canadian Springs," "Cool Spring," "Sparta" in Alberta, Canada and in the United States, "Crystal Springs," "Cullyspring," and "Pure Water" in Washington, "Crystal Springs" in Oregon, and "Whistler Water," "Canadian Spring" and "Polaris" among other brands around the world.



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                                                                       Exhibit 2



Sparkling Spring Water Holdings Limited Announces Closing of Sale To Groupe
Danone

     DARTMOUTH, Nova Scotia, Jan. 27/PRNewswire/ -- Sparkling Spring Water Holdings Limited ("Sparkling Springs" or "the Company"), announced today that it has closed on the sale of all of its outstanding stock to Groupe Danone, the largest home and office bottled water company in the world.

     "I wish to thank all of our employees and customers who have contributed to the success of Sparkling Springs and look forward to working with Groupe Danone to continue our mission of building the pre-eminent home and office bottled water company in the world," said G. John Krediet, Chairman.

     SSW Holdings is a leading producer and distributor of bottled water to the home and office segment and serves approximately 270,000 customer locations. SSW Holdings does business as "Nature Springs" in England, "Water at Work" in Scotland, "Mardeau" and "Sun Spring" in the Netherlands, "Sparkling Springs" in the Atlantic Provinces of Canada, "Canadian Springs," and "Polaris" in British Columbia, Canada, "Canadian Springs," "Cool Spring," and "Sparta" in Alberta, Canada and in the United States, "Crystal Springs," "Cullyspring," and "Pure Water" in Washington, "Crystal Springs" in Oregon, and "Whistler Water," "Canadian Spring" and "Polaris" among other brands around the world.


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